                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                        AirNet Communications Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    009418106
                                 (CUSIP Number)

                              Ginette Depelteau
                          Tandem PCS Investments, L.P.
                         c/o Capital Communications CDPQ
                           1981 McGill College Avenue
                         Montreal, Quebec H3A 3C7 Canada
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                    COPY TO:
                               Brian Raftery, Esq.
                                Kirkland & Ellis
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 446-4800

                                  May 16, 2001
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. /X/

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                              Page 1 of 8 Pages
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CUSIP No:009418106                     13D                Page  2  of  8  Pages
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   1      NAME OF REPORTING PERSON
          Tandem PCS Investments, L.P.
          IRS No.: 06-1553792

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/
   3      SEC USE ONLY

   4      SOURCE OF FUNDS*
          WC

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING S IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)    / /

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE


              NUMBER OF                   7     SOLE VOTING POWER
               SHARES                           6,457,583
            BENEFICIALLY
              OWNED BY                    8     SHARED VOTING POWER
                EACH                             0  (See Item 5)
              REPORTING                   9     SOLE DISPOSITIVE POWER
              PERSONAL                          6,457,583
                WITH                     10     SHARED DISPOSITIVE POWER
                                                0


   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,457,583 (See Item 5)

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          / /

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          approximately 17.52%

   14     TYPE OF REPORTING PERSON*   PN
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CUSIP No:009418106                     13D                Page  3  of  8  Pages
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ITEM 1.  SECURITY AND ISSUER

                    The Class of equity security to which this statement relates is the common stock, $.01 par value ("Common Stock"), of AirNet Communications Corporation (the "Issuer"). The principal executive office of the Issuer is: 100 Riato Place, Melbourne, Florida 32901.

                    Prior to the filing of this statement, Tandem PCS Investments, L.P., a Delaware limited partnership ("Tandem"), SCP Private Equity
Part II, L.P. ("SCP"), Mellon Ventures, L.P., Adams Capital Management, L.P., Fostin Capital Associates II, L.P., VFC Capital, Inc., The P/A Fund Trust Co. (Jersey) Ltd., as custodian for APA Excelsior III/Offshore L.P. and CIN Ventures Nominees, Ltd. filed a joint Schedule 13D as a result of the entering into by such parties of that certain Stockholders Voting Agreement referred to in such joint Schedule 13D. Tandem believes that such Stockholders Voting Agreement has terminated pursuant to Section 6(d) thereof.

ITEM 2.  IDENTITY AND BACKGROUND

                    This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): 1. Tandem, 2. Live Cycles Holding Co., a Delaware corporation and the general partner and manager of Tandem ("General Partner") and 3. Caisse de Depot et Placement du Quebec, a Quebec corporation and sole stockholder of the General Partner ("Caisse de Depot").

                    Tandem, which has its principal executive office and principal business address as c/o Live Cycles Holding Co., 1981 McGill College Avenue, 7th Floor, Montreal, Quebec H3A 1G1 Canada, is a Delaware limited partnership.

                    General Partner, which has its principal executive office and principal business address at 1981 McGill College Avenue, 7th Floor, Montreal, Quebec H3A 1G1 Canada is a Delaware corporation and is the general partner and manager of Tandem. The name, address and citizenship of each executive officer and director of the General Partner are set forth on Annex A hereto.

                    Caisse de Depot, a Quebec corporation, which has its principal executive office and principal business address at 1981 McGill College Avenue, 7th Floor, Montreal Quebec H3A 1G1 Canada is the sole stockholder of the General Partner. Caisse de Depot is a legal person without share capital and a mandatary of the State of the Province de Quebec, created by a special act of the Legislature of the Province de Quebec. The principal business of Caisse de Depot is to receive on deposit and manage funds deposited by agencies and instrumentalties of the Province de Quebec. The name, address and citizenship of each executive officer and director of Caisse de Depot are set forth on Annex A hereto.

                    During the last five years, none of the Reporting Persons and the persons set forth on Annex A hereto have been convicted in any criminal proceeding.

                    During the last five years, none of the Reporting Persons and the persons set forth on Annex A hereto have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                    On May 16, 2001, Tandem used working capital to acquire for a total purchase price of Ten Million ($10,000,000), (x) 318,471.33 shares (the "Preferred Shares") of the Issuer's Series B Convertible Preferred Stock (which is initially convertible into 3,184,713 shares of Common Stock) and (y) a warrant (the "Warrant") to purchase 955,414 shares of Common Stock at an exercise price of $3.14 per share of Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION

                    The purpose of Tandem in acquiring the Preferred Shares and the Warrant was to acquire an investment position in the Issuer.
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CUSIP No:009418106                     13D                Page  4  of  8  Pages
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                    While Tandem has no current plans to increase or decrease
its investment position in the Issuer, it intends to review its investment in the Issuer from time to time. Depending upon such review, as well as market and business conditions and other factors, Tandem may choose to purchase additional securities of the Issuer or to sell all or a portion of its equity interest in the Issuer.

                    According to the terms and conditions of the Issuer's Certificate of Incorporation (including all Certificates of Designations), Tandem has the right (the "Board Right") to either nominate or designate one person to the Board of Directors of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                    The Reporting Persons have sole power to vote or direct the vote and sole power to dispose or to direct disposition of 6,457,583 shares of Common Stock on a fully-diluted basis.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                    See Item 4.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

                    None.
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CUSIP No:009418106                     13D                Page  5  of  8  Pages
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                                    SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: May 24, 2001

                                         TANDEM PCS INVESTMENTS, L.P.

                                         By:      Live Cycles Holding Co.
                                                  its: General Partner


                                         By:      /s/  Pierre Belanger
                                                  ------------------------------
                                                  Name:    Pierre Belanger
                                                  Title:   President


                                         By:      /s/  Lynn McDonald
                                                  ------------------------------
                                                  Name:    Lynn McDonald
                                                  Title:   Secretary
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CUSIP No:009418106                     13D                Page  6  of  8  Pages
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                                     Annex A

                    Live Cycles Holding Co., is the general partners of Tandem. The names, addresses, citizenship and principal occupation of the directors and executive officers of Live Cycles Holdings Co. are as follows:



       Name                                   Address                                 Title
       ----                                   -------                                 -----
Pierre Belanger*                         1981 McGill College Avenue             Director and President
                                         7th Floor
                                         Montreal, Quebec H3A 1G1
                                         Canada

Lynn McDonald*                           1981 McGill College Avenue             Director, Vice President and
                                         7th Floor                              Secretary
                                         Montreal, Quebec H3A 1G1
                                         Canada

Pierre Bedard*                           1981 McGill College Avenue             Vice President
                                         7th Floor
                                         Montreal, Quebec H3A 1G1
                                         Canada


                    Live Cycles Holding Co. is a wholly-owned subsidiary of Caisse de Depot et Placement du Quebec, a Quebec corporation. The names addresses, citizenship and principal occupation of the directors and executive officers of Caisse de Depot are as follows:

       Name                                   Address                                     Title
       ----                                   -------                                     -----
Jean-Claude Scraire*             Caisse de Depot et Placement du Quebec         Chairman
                                 1981 McGill College Avenue
                                 Montreal Quebec H3A 3C7

Guy Morneau*                     Regis des Rentes Du Quebec                     Chairman of the Board and President
                                 2600, Boul Laurier, Bureau 546
                                 Quebec GiV 4T3

Jean-Claude Bachand*             Fraser Milner Casgrain                         Lawyer
                                 1, Place Ville Marie
                                 Bureau 3900
                                 Montreal Quebec H2B 4M7

Luc Bessette*                    Commission Administrative des Regimes de       President
                                 Retraite et D'assurances
                                 475 Rue Saint-Amble
                                 Quebec G1R 5X3

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CUSIP No:009418106                     13D                Page  7  of  8  Pages
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
Rodrigue Biron*                  Rodrigue Biron & Associes
                                 305, Chein de la Place St-Laurent
                                 St-Augustin-de Desmaures
                                 Cap-Rouge G1Y 3G9

Alban D'Amours*                  La Confederation des caisses populaires        President
                                 et d'economie Desjardins du Quebec
                                 100, avenue des Commandeurs
                                 Levis (Quebec) G6V 7N5

Yves Fillion*                    Hydro-Quebec                                   Deputy Chief Executive Officer and
                                 75, boul. Rene-Levesque Ouest                  Chief Financial Officer
                                 Montreal (Quebec) H2Z 1A4

Jean-yves Gagnon*                Societe de L'assurance automobile du Quebec    General Manager
                                 333, boul. Jean-Lesage
                                 Quebec (Quebec) G1K 8J6

Henri Masse*                     Federation des travailleurs et travailleuses   President
                                 du Quebec
                                 545, boul. Cremazie Est, 17e etage
                                 Montreal, (Quebec) H2M 2V1

Gilles Godbout*                  Ministere des Finances                         Deputy Minister
                                 12, rue St-Louis
                                 Quebec (Quebec) G1R 5L3

Thomas O. Hecht*                 Technologies IBEX Inc.                         Chairman Emeritus
                                 5485, rue Pare
                                 Montreal (Quebec) H2K 4M5

Marc Laviolette*                 Confederation des Syndicats Nationaux          President
                                 1601, rue Delorimier
                                 Montreal (Quebec) H2K 4M5

Nicole Trudeau*                  Commission Municipale du Quebec                Vice President
                                 3, Complexe Desjardins
                                 Suite 2603, North Tower
                                 Montreal (Quebec) H5B 1B2

Jean-Claude Scraire*             Caisse de depot et placement du Quebec         Chairman
                                 2001, avenue McGill College
                                 Montreal (Quebec) H3A 3C7

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CUSIP No:009418106                     13D                Page  8  of  8  Pages
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
Fernand Perreault*               Caisse de depot et placement du Quebec         Senior Vice President
                                 2001, avenue McGill College                    CDP Group - President
                                 Montreal (Quebec) H3A 3C7                      CDP Real Estate

Michel Nadeau*                   Caisse de depot et placement du Quebec         Assistant General Manager
                                 2001, avenue McGill College                    CDP and President CDP
                                 Montreal (Quebec) H3A 3C7                      Global Asset Management

Claude Seguin*                   Caisse de depot et placement du Quebec         President, CDP Participations
                                 2001, avenue McGill College
                                 Montreal (Quebec) H3A 3C7

Bertrand Lauzon*                 Caisse de depot et placement du Quebec         Executive Vice President,
                                 2001, avenue McGill College                    CDP Group Finance and
                                 Montreal (Quebec) H3A 3C7                      Information Technology

Jean-Claude Cyr                  Caisse de depot et placement du Quebec         Executive Vice President,
                                 2001, avenue McGill College                    CDP Group Investment
                                 Montreal (Quebec) H3A 3C7                      Planning and Management


Francois Geoffrion*              Caisse de depot et placement du Quebec         Executive Vice President, CDP Group
                                 2001, avenue McGill College                    Strategic Development
                                 Montreal (Quebec) H3A 3C7

Ginette Depelteau*               Caisse de depot et placement du Quebec         Corporate Secretary - Director
                                 2001, avenue McGill College
                                 Montreal (Quebec) H3A 3C7


*    Citizen of Canada